

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2021

Nicholas P. Robinson
Chief Executive Officer
King Pubco, Inc.
875 Third Avenue
New York, NY 10022

>   **Re: King Pubco, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-4**
>   **Filed June 28, 2021**
>   **File No. 333-255121**

Dear Mr. Robinson:

     We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2021 letter.

Amendment No. 2 to Registration Statement on Form S-4

Overview, page 239

1.   Please refer to prior comment 3. While your measure of dollar based net expansion rate demonstrates your success in upselling to customers who remain your customers, it does not appear to incorporate customer churn. In this regard, your calculations appear to exclude customers that were not go-forward customers as of March 31, 2021. Please tell us what metrics management uses to evaluate your success in retaining your customers and revise to include a quantified discussion of such metrics. Refer to Section III.B of SEC Release No. 33-8350 and SEC Release No. 33-10751.

KORE's Management's Discussion and Analysis of Financial Condition and Results of Operations
Costs of revenues, exclusive of depreciation and amortization, page 244

2.   Please revise to quantify the impact of the settlement of a disputed amount owed to a carrier. Refer to Item 303(a) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Unaudited Pro Forma Combined Financial Information
Note 3. Adjustments to Summary Pro Forma Information, page 284

3.   We note your disclosure that the backstop financing is preliminary, non-binding and subject to change. Therefore, please revise footnote LL to provide a sensitivity analysis showing the impact of reasonably possible changes in the interest rate or other key terms to demonstrate the impact of such a change on your pro forma presentation. Refer to Article 11-02(11)(ii)(A) of Regulation S-X.

Maple Holdings Inc. Audited Financial Statements
Consolidated Statements of Operations, page F-52

4.   Please refer to prior comment 10 and prior comment 32 in our letter dated May 7, 2021. Although you consider hardware ancillary to your business, the sale of hardware appears to be a significant driver of revenue and cost of revenue growth. It also appears you expect this trend to continue as you shift to a greater proportion of IoT revenue. Please revise to separately present revenue and related cost of revenue for products sales in your statement of operations. Refer to Rule 5-03(b) of Regulation S-X.

Note 2 - Summary of Significant Accounting Policies
Revenue Recognition, page F-57

5.   We note your disclosure revisions in response to prior comment 11. Please revise to clarify why you are using prices readily available in the market to determine stand alone selling price. Alternatively, please remove the reference to the use of market prices in a manner similar to your critical accounting policy disclosure changes.

General

6.   Please clarify whether you will identify the prospective lender for the up to $120 million prospective backstop agreement and include this agreement in your registration statement on a pre-effective basis. If the agreement will not be finalized prior to effectiveness, please identify the prospective lender and clarify that there is no guarantee that the backstop lending arrangement will be finalized or available for use.

Nicholas P. Robinson
King Pubco, Inc.
July 22, 2021
Page 3

You may contact Rebekah Lindsey, Senior Staff Accountant, at (202) 551-3303 or Kathleen Collins, Accounting Branch Chief at (202) 551-3349 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Neil Whoriskey, Esq.